SECURITI  SSION
03053456



RECEIVED
MAY 30 2003
WASH, D.C.
155
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/2002 (MM/DD/YY) AND ENDING 03/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bangor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1711 Congress Street
(No. and Street)

Portland	Maine	04102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

130 Middle St.	P.O. Box 9741	Portland	Maine	04104
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg M. Piasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bangor Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN J HARKINS
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES
March 8, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bangor Securities, Inc.

Financial Statements and Supplementary Schedules
For the Year Ended March 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

Report of Independent Accountants

To the Board of Directors and Shareholder of Bangor Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Bangor Securities, Inc. (the "Company") at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Standards No. 142, *Goodwill and Other Intangible Assets,* as of April 1, 2002.



May 19, 2003

Bangor Securities, Inc.
Statement of Financial Condition
March 31, 2003

Assets	
Cash and cash equivalents	$ 429,215
Commissions receivable	62,935
Securities owned, at fair market value	785,263
Furniture and equipment, net (at cost less accumulated depreciation of $137,689)	156,953
Goodwill	705,036
Prepaid expenses	1,111
Income tax receivable	3,307
Other assets	3,300
Total assets	$ 2,147,121
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and other liabilities	$ 44,792
Accrued post-retirement benefits	65,402
Employee compensation payable	29,080
Accrued incentive compensation	22,003
Intercompany payable	11,144
Commissions payable	18,866
Total liabilities	191,287
Commitments and contingencies (Note 6)	
Stockholder's equity:	
Class A common stock, $0.01 par value per share, 300,000 shares authorized, issued and outstanding	3,000
Class B common stock, $0.01 par value per share, 600,000 shares authorized, 312,000 shares issued and outstanding	3,120
Additional paid-in capital	2,579,157
Accumulated deficit	(629,443)
Total stockholder's equity	1,955,834
Total liabilities and stockholder's equity	$ 2,147,121

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2003

Revenue:	
Commissions and fees	$ 1,354,584
Trading losses, net	(272,939)
Other revenue	30,723
Total revenue	1,112,368
Expense:	
Employee compensation and benefits (Note 4)	945,144
Clearing broker fees	149,312
General and administrative	155,334
Licenses, fees and dues	95,931
Rent expense	61,845
Depreciation	48,836
Professional services	30,516
Other expense	23,210
Total expense	1,510,129
Loss before income taxes	(397,761)
Income tax benefit (Note 2)	(142,471)
Net loss	$ (255,290)

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at March 31, 2002	$ 6,120	$ 2,579,157	$ (374,153)	$ 2,211,124
Net loss	-	-	(255,290)	(255,290)
Balance at March 31, 2003	$ 6,120	$ 2,579,157	$ (629,443)	$ 1,955,834

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operating activities:	
Net loss	$ (255,290)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	48,836
Loss on disposal of furniture and equipment	7,799
Decrease in securities owned, net	199,248
Increase in commissions receivable	(27,756)
Decrease in other assets and prepaid expenses	5,640
Decrease in income taxes receivable	140,954
Decrease in accounts payable and other liabilities	(23,248)
Increase in accrued post-retirement benefits	23,250
Increase in employee compensation payable	5,630
Increase in accrued incentive compensation	2,688
Decrease in intercompany payable	(5,247)
Increase in commissions payable	8,766
Net cash provided by operating activities	131,270
Cash flows from investing activities:	
Capital expenditures, net	(55,582)
Net cash used in investing activities	(55,582)
Increase in cash and cash equivalents	75,688
Cash and cash equivalents at beginning of year	353,527
Cash and cash equivalents at end of year	$ 429,215

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
Bangor Securities, Inc. (the "Company") is a wholly-owned subsidiary of Bangor Savings Bank ("the Bank"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and provides securities brokerage and investment advisory services. In addition, the Company maintains a proprietary trading account.

The Company has an agreement with a clearing broker, Wexford Clearing Services Corporation ("Wexford"), under which Wexford maintains customer account records and executes individual securities and mutual fund transactions, which are to be held in the customer's Wexford account. The Company clears all insurance and mutual fund transactions, which are not held in the customer's Wexford account, directly through the respective insurance company or mutual fund.

Accounting Method
The Company maintains its books on the accrual basis of accounting.

Cash Equivalents
Cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over a period ranging from 3 to 7 years. Leasehold improvements are depreciated using the straight-line method over the estimated useful lives of the improvements.

Expenditures for furniture and equipment and renewals and betterments that extend the useful life of assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and gains or losses are included in income.

Securities Owned
Securities owned, which are comprised solely of marketable securities (equity securities of $527,518 and corporate bonds of $257,745), are carried at fair market value. Purchases and sales of securities are recorded on the trade date and gains and losses on the sale of securities are recognized on a specific identification basis.

Goodwill
In connection with acquisitions of other companies, the Company records as an asset on its financial statements goodwill, an intangible asset which is equal to the excess of the purchase price which it pays for another company over the estimated fair value of the net assets acquired. In June 2001, the FASB issued SFAS No. 141 and 142. SFAS No. 141, *Business Combinations,* revised accounting standards and disclosure requirements for business combinations. All business combinations are now required to be accounted for using the purchase method of accounting. SFAS No. 141 requires, in part, that goodwill be initially recognized as an asset in the financial statements and that an acquired intangible asset be recognized apart from goodwill if that asset arises from contractual or other legal rights. SFAS No. 142, *Goodwill and Other Intangible Assets*, as amended, requires that most goodwill not be amortized, but rather that it be tested at least annually for impairment. The Company adopted the provisions of SFAS No. 141 and 142 as of April 1, 2002. As of the date of adoption, the Company had unamortized goodwill

totaling $705,036, all of which was subject to the transition provisions of SFAS No. 142. The Company has identified its reporting unit and completed the transitional impairment test on goodwill and has determined that the amount of recorded goodwill was properly classified as goodwill and was not impaired as of that date. Accordingly, amortization of goodwill was discontinued.

Revenue
Commission revenues are recorded on a trade date basis.

Income Taxes
The Company is included in the consolidated federal income tax return filed by its parent, the Bank. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Bank, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

2. Income Taxes

Income taxes applicable to income before income taxes for the years ended March 31, 2003 were:

	Federal	State	Total
Current	$ (176,129)	$ (3,778)	$ (179,907)
Deferred	37,436	-	37,436
	$ (138,693)	$ (3,778)	$ (142,471)

Income taxes calculated using the effective tax rate differ from income taxes calculated using the statutory tax rate as follows:

	2003
Computed "expected" tax benefit at statutory rate	$ (138,249)
State taxes	(2,456)
Other	(1,766)
Income tax benefit	$ (142,471)

3. Related Party Transactions

The Company maintains a noninterest-bearing checking account at the Bank. Additionally, the Company executes trades for the Bank's Trust Department, Bangor Insurance and its customers. Commissions related to these trades are charged to the Bank at stated rates.

The Bank pays for a majority of the operating expenses related to the Company's operations, and is reimbursed by the Company. Settlement of these charges occurs on a regular basis. As of March 31, 2003, the amounts owed to the Bank for payments made to vendors were $11,144.

The Company participates in the Bank's defined benefit postretirement plan that provides limited postretirement medical and life insurance benefit to qualifying employees. The Plan is non-contributory. The Company recognized the expense of such plan, which totaled $23,250 in 2003, based on an allocation of the total expenses of the Bank's Defined Benefits Postretirement Plan.

4. Employee Benefit Plan

The Bank has adopted a 401(k) plan covering employees who are at least 18 years of age and have worked for the Company for at least one year. Contributions to the plan are made by the employees at their discretion. Employer contributions for the year ended March 31, 2003 were $62,060.

5. Net Capital Requirements

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At March 31, 2003, the Company's net capital for regulatory purposes was $978,363, which exceeded its required net capital of $250,000 by $728,363. The ratio of aggregate indebtedness to net capital was .196 at March 31, 2003.

6. Commitments and Contingent Liabilities

The Company is a party to certain litigation in the ordinary course of business. Management is of the opinion that the aggregate liability, if any, resulting from such litigation will be immaterial in relation to the financial statements taken as a whole.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfil its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Bangor Securities, Inc.

Schedule I

Computation on Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of March 31, 2003

Net capital:	
Total stockholder's equity	$ 1,955,834
Total stockholder's equity qualified for net capital	1,955,834
Less:	
Non-allowable assets:	
Goodwill, prepaid expenses, other assets, income tax receivable, and property, furniture and equipment	869,707
Total deductions	869,707
Net capital before haircuts on securities position	1,086,127
Haircuts on securities (computed pursuant to Rule 15c3-1(f))	107,764
Net capital	$ 978,363
Aggregate indebtedness:	
Total liabilities	$ 191,287
Total aggregate indebtedness	$ 191,287
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 728,363
Excess net capital at 1000%	$ 959,234
Ratio: Aggregate indebtedness to net capital	.196 to1

There are no material differences between the above computation and the computation included in the Company's Unaudited Form X-17A-5.

Bangor Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2003

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

Bangor Securities, Inc.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2003

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of Bangor Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bangor Securities, Inc. (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers, LLP

May 19, 2003